UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) – August 14, 2007

CHEMOKINE THERAPEUTICS CORP.
(Exact name of registrant as specified in charter)

Delaware	**000-51080**	**33-0921251**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code _____**(604) 822-0301**_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 14, 2007, Chemokine Therapeutics Corp. reported its results of operations for the three months ended June 30, 2007. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The press release should be read in conjunction with the note regarding forward-looking statements, which is included in the text of the press release.

The information in this Current Report on Form 8-K and the exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

ITEM 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Earnings release for the period ended June 30, 2007 issued by Chemokine Therapeutics Corp. on August 14, 2007 (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chemokine Therapeutics Corp.,
a Delaware corporation

Date: August 14, 2007

By: /s/ *Bashir Jaffer*
Bashir Jaffer
Chief Financial Officer



Exhibit 99.1

FOR IMMEDIATE RELEASE

TSX: CTI OTCBB: CHKT

CHEMOKINE THERAPEUTICS ANNOUNCES SECOND QUARTER 2007 FINANCIAL AND OPERATING RESULTS

Vancouver, BC (August 14, 2007) – Chemokine Therapeutics Corp. (the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders and vascular diseases, today announced the financial and operating results of the second quarter ended June 30, 2007.

Second Quarter Highlights:

- Positive data from M.D. Anderson's study using CTCE-9908 in pre-clinical models of breast cancer.
- Dr. Anthony Tolcher, renowned oncology expert, joins Clinical Advisory Board

"With encouraging results from the study conducted by M.D. Anderson with CTCE-9908, Chemokine continues to make progress in the development of its lead anti-cancer candidate," said C. Richard Piazza, Chairman and CEO of Chemokine Therapeutics. "The Company is on schedule to move forward with a multi-center Phase II clinical study in the United States for CTCE-9908 by the end of the year."

Financial Results - Unaudited

(All amounts in U.S. dollars and in accordance with U.S. GAAP unless otherwise specified)

The Company incurred a net loss of $306,078 ($0.01 per share) for the three months ended June 30, 2007 compared to a net loss of $1,701,685 ($0.04 per share) for the three months ended June 30, 2006. The decrease in net loss was principally caused by the decrease in research and development expenditures as described below. If these cost recoveries were excluded then our net loss for the three months ended June 30, 2007 would have been $1,383,989 ($0.03 per share).

The Company had no revenues in the three months ended June 30, 2007, and the three months ended June 30, 2006.

Research and development expenses include contract research, manufacturing, laboratory supplies, and staff salaries. Research and development expenses for the three months ended June 30, 2006 were $1,015,108 compared to a net recovery of $394,661 for the three months ended June 30, 2007. The decrease of $1,409,769 in research and development expenses in the current three month period was primarily attributable to the recovery of costs of $506,911 for fiscal 2005 and a $571,000 for fiscal 2006 from Globe Laboratories Inc. (Globe) under the terms of the development agreement with Globe which the Company terminated on January 1, 2007 and pursuant to the terms of a settlement agreement with Globe. The Company's normalized research and development costs, excluding the above mentioned cost recoveries would have amounted to $683,250 for the three months ended June 30, 2007 compared to $1,015,108 for the corresponding period in 2006, a decrease of $331,858, attributable to clinical trial startup costs, production of drug supplies, and supportive and analytical work that was incurred in the comparative quarter in 2006.

Normalized direct costs (excluding the cost recoveries of $1,077,911 referred to above) for CTCE-9908 were $515,483 for the three months ended June 30, 2007 compared to $250,427 for the three months ended June 30, 2006. The increase of $265,056 in CTCE-9908 normalized direct costs in the current period reflects increased spending on clinical trials and for manufacturing of the compound.

Direct costs for CTCE-0214 were $75,411 for the three months ended June 30, 2007 compared to $458,263 for the three months ended June 30, 2006. The decrease of $382,852 in CTCE-0214 direct costs in the current period reflects a reduction of spending on preclinical studies in keeping with a progression to a clinical phase of development.

The Company expects that research and development expenses will increase in the future as and when the Company incurs costs for clinical trials. Completion dates and completion costs to bring a drug candidate to market vary significantly for each drug candidate given the nature of the clinical trials and the fact that more clinical trials may need to be conducted to advance a drug candidate based upon the results of each phase. In addition, the Company anticipates partnering with larger pharmaceutical companies to conduct and finance later stage clinical trials and therefore the timing of completion of the approval of a drug will likely not be within the Company's control. Based on these factors the Company cannot reasonably estimate the completion dates and completion costs required to gain regulatory approval of its compounds for sale. Drug candidates are required to successfully complete Phase III clinical trials before gaining regulatory approval for sale which for the Company's drug candidates is not expected to occur for several years.

General and administrative expenses for the three months ended June 30, 2007 were $926,795, compared to $1,058,947 for the three months ended June 30, 2006. The decrease of $132,152 was primarily a result of decreased salaries and investor relations expenditures.

Interest income was $42,812 for the three months ended June 30, 2007 compared with $112,051 for the three months ended June 30, 2006. The decrease of interest income of $69,239 was due to decreases in short-term investments and cash equivalents.

Foreign exchange gain was $288,513 for the three months ended June 30, 2007, compared to $338,253 in the three months ended June 30, 2006. These gains principally resulted from short-term investments and foreign currency transactions.

At June 30, 2007, the Company had approximately $3.4 million in cash and cash equivalents and short-term investments on hand, compared to approximately $6.1 million as of December 31, 2006, a decrease of approximately $2.7 million. The Company's working capital at June 30, 2007 was approximately $3.3 million, compared to approximately $5.9 million at December 31, 2006, a decrease of approximately $2.6 million.

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation, and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: Statements in this document regarding management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "projects", and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of the Company's intellectual property, the ability of the Company to obtain adequate financing to fund its operations, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information contact:
Chemokine Therapeutics Corp.
Mr. Don Evans
Director of Public Relations
Phone: (604) 822-0305 or 1-888-822-0305
Fax: (604) 822-0302
E-mail: devans@chemokine.net
Internet: www.chemokine.net

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

		June 30, 2007		December 31, 2006
		(Unaudited)		(Audited)
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	3,332,970	$	4,446,668
Short-term investments		71,631		1,642,308
Amounts receivable		65,202		60,366
Amount due from affiliate		738,618		–
Prepaid expense and deposits		54,923		103,816
TOTAL CURRENT ASSETS		4,263,344		6,253,158
PROPERTY AND EQUIPMENT, net		542,146		332,440
LICENSE COSTS, net		12,452		16,299
DEFERRED FINANCING COSTS		713,655		–
AMOUNT DUE FROM AFFILIATE		–		253,263
	$	5,531,597	$	6,855,160
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	914,480	$	377,915
Current portion of capital lease obligation		13,997		12,392
TOTAL CURRENT LIABILITIES		928,477		390,307
CAPITAL LEASE OBLIGATION		2,430		8,722
		930,907		399,029
COMMITMENTS				
STOCKHOLDERS' EQUITY				
PREFERRED STOCK				
Authorized – 6,000,000 shares; par value $ 0.001 per share				
Issued and outstanding shares: June 30, 2007 and December 31, 2006 – Nil		–		–
COMMON STOCK				
Authorized – 200,000,000 shares; par value $ 0.001 per share at June 30, 2007 and 100,000,000 shares at December 31, 2006				
Issued and outstanding shares: June 30, 2007 and December 31, 2006 – 42,183,748		42,184		42,184
ADDITIONAL PAID-IN CAPITAL		31,019,933		30,957,359
(DEFICIT) ACCUMULATED DURING THE DEVELOPMENT STAGE		(26,461,427)		(24,543,412)
		4,600,690		6,456,131
	$	5,531,597	$	6,855,160

See Edgar and Sedar for accompanying notes

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Cumulative from inception on July 15, 1998 to June 30,
	2007	2006	2007	2006	2007
REVENUE	$ –	$ –	$ –	$ –	$ 275,000
EXPENSES					
Research and development (recovery)	(394,661)	1,015,108	320,585	2,436,116	14,916,310
General and administrative	926,795	1,058,947	1,789,600	1,689,652	12,043,196
Stock-based compensation	27,739	37,584	62,574	72,231	620,693
Amortization of license	1,924	1,923	3,847	3,847	38,151
Depreciation and amortization of property and equipment	75,606	38,697	150,167	74,430	496,258
	637,403	2,152,259	2,326,773	4,276,276	28,114,608
OTHER INCOME					
Interest	42,812	112,051	99,384	161,252	701,862
Foreign exchange gain (loss)	288,513	338,523	309,374	302,952	676,319
	331,325	450,574	408,758	464,204	1,378,181
NET LOSS	$ (306,078)	$ (1,701,685)	$ (1,918,015)	$ (3,812,072)	$ (26,461,427)
NET LOSS PER COMMON SHARE FOR THE PERIOD - BASIC AND DILUTED	$ (0.01)	$ (0.04)	$ (0.05)	$ (0.10)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	42,183,748	40,988,420	42,183,748	37,043,990	

See Edgar and Sedar for accompanying notes

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Cumulative from inception on July 15, 1998 to June 30,
	2007	2006	2007	2006	2007
CASH FLOW FROM OPERATING ACTIVITIES					
Net loss	$ (306,078)	$ (1,701,685)	$ (1,918,015)	$ (3,812,072)	$ (26,461,427)
Adjustments to reconcile net cash provided by operating activities					
Depreciation and amortization	77,530	40,620	154,014	78,277	534,409
Common shares issued for consulting services	–	–	–	–	1,033,669
Warrants issued for consulting services	–	–	–	–	404,842
Options issued for consulting services	–	–	–	–	87,968
Stock-based compensation	27,739	37,584	62,574	72,231	620,693
Decrease (increase) in					
Amounts receivable	2,338	(47,104)	(4,836)	(60,140)	(65,202)
Prepaid expense and deposits	32,513	17,318	48,893	52,574	(54,923)
Increase (decrease) in					
Accounts payable and accrued liabilities	422,459	(95,392)	536,565	21,965	914,480
CASH PROVIDED (USED) BY OPERATING ACTIVITIES	256,501	(1,748,659)	(1,120,805)	(3,647,165)	(22,985,491)
CASH FLOW FROM FINANCING ACTIVITIES					
Stock issued for cash	–	674,156	–	7,489,823	31,647,476
Stock issued for settlement of debt	–	–	–	–	200,000
Offering costs (to)	–	(24,140)	–	(426,228)	(2,974,596)
Net advances (to) from affiliates	(474,689)	(295,344)	(485,355)	229,900	(691,800)
Promissory note payable	(219,778)	–	–	–	–
Deferred financing costs	(713,655)	–	(713,655)	–	(713,655)
Capital lease payments	(1,832)	(1,625)	(4,687)	(4,595)	(18,223)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(1,409,954)	353,047	(1,203,697)	7,288,900	27,449,202
CASH FLOW FROM INVESTING ACTIVITIES					
Cash held by disposed subsidiary	–	–	–	–	(4,754)
Purchase of short-term investments	(5,534)	(933,360)	(933,617)	(6,650,438)	(17,305,225)
Redemption of short-term investments	926,340	2,719,770	2,504,295	2,719,770	17,233,596
Payment under license agreement	–	–	–	–	(50,603)
Purchase of property and equipment	(5,358)	(68,192)	(359,874)	(146,812)	(1,003,755)
CASH PROVIDED (USED) BY INVESTING ACTIVITIES	915,448	1,718,218	1,210,804	(4,077,480)	(1,130,741)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(238,005)	322,606	(1,113,698)	(435,745)	3,332,970
CASH AND CASH EQUIVALENTS, beginning of period	3,570,975	2,960,812	4,446,668	3,719,163	–
CASH AND CASH EQUIVALENTS, end of period	$ 3,332,970	$ 3,283,418	$ 3,332,970	$ 3,283,418	$ 3,332,970

See Edgar and Sedar for accompanying notes